Exhibit 99.2

PRESS RELEASE

Immatics Announces Second Quarter 2026

Financial Results and Business Update

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Enrollment in the SUPRAME Phase 3 trial of anzu-cel (anzutresgene autoleucel, IMA203) remains on track to complete the required randomizations by year-end to support final analysis for the primary PFS endpoint; aggregate PFS events (progression or death) occurring more slowly than originally modeled

•
Company plans to proceed directly to a streamlined final analysis for the primary endpoint, PFS, while strengthening power for the secondary endpoint, OS, to enhance the commercial product profile

•
SUPRAME topline data disclosure for the final PFS analysis expected in H1 2027, followed by BLA submission in 2027

•
Anzu-cel PRAME Cell Therapy: Updated Phase 1b data at ASCO 2026 continued to show durable anti-tumor activity in metastatic melanoma, with 56% cORR, 14.6 months mDOR, 6.1 months mPFS, 16.2 months mOS and a 2-year OS rate of 46%, as well as predictable and manageable tolerability

•
IMA203CD8 PRAME Cell Therapy: Updated Phase 1 data presented at ASCO 2026 demonstrated clinical activity in hard-to-treat gynecologic cancers with a 63% ORR and 50% cORR; updated data across multiple PRAME-positive solid tumors are planned for presentation at the ESMO Congress 2026

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IMA402 PRAME Bispecific: Phase 1b data at recommended Phase 2 dose (RP2D) range across multiple cancers planned for presentation at the ESMO Congress 2026

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IMA402 PRAME / IMA401 MAGEA4/8 Bispecific Combination: Combination cohort in sqNSCLC enrolling patients with first data expected in 2027

Immatics Press Release August 18, 2026 1 | 14

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Cash and cash equivalents as well as other financial assets of $448.2 million1 (€393.4 million) as of June 30, 2026; cash reach projected into 2028

Houston, Texas and Tuebingen, Germany, August 18, 2026 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), the global leader in precision targeting of PRAME with multiple clinical-stage programs spanning cell therapies and bispecifics, today provided a business update and reported financial results for the quarter ended June 30, 2026.

“The Phase 3 SUPRAME trial continues to enroll patients on schedule across sites in North America and Europe. In parallel, the data from the Phase 1b anzu-cel study continue to mature. We are now observing that aggregate progression and death events in the SUPRAME trial are occurring more slowly than originally modeled. Based on these results and FDA feedback, we plan to proceed directly to a streamlined final analysis, while maintaining robust statistical power for the primary PFS endpoint,” said Harpreet Singh, Ph.D., Chief Executive Officer and Co-Founder of Immatics. “We believe this approach provides the most efficient path to generating definitive data for regulatory approval and look forward to reporting topline results in the first half of 2027. We continue to build the foundation for the commercial launch to bring anzu-cel to patients who urgently need new treatment options, while advancing the PRAME franchise across our pipeline.”

Second Quarter 2026 and Subsequent Company Progress

PRAME Franchise – Cell Therapy

Anzu-cel (IMA203) PRAME Cell Therapy – First Market Entry in Advanced Melanoma

Anzu-cel (anzutresgene autoleucel), previously called IMA203, is Immatics’ lead PRAME cell therapy and is expected to be the Company’s first PRAME therapy to enter the market in advanced melanoma. The current addressable patient population for anzu-cel’s first target indications, second-line or later (2L) advanced cutaneous melanoma, as well as metastatic uveal melanoma includes ~9,000 patients2.

1 All amounts converted using the exchange rate published by the European Central Bank in effect as of June 30, 2026 (1 EUR = 1.1394 USD).

2 Refers to PRAME+/HLA-A*02:01+ patients per year in the U.S. and EU5 in 2025; Source: Clarivate Disease Landscape and Forecast.

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Phase 3 trial, SUPRAME, for anzu-cel (IMA203) in previously treated, advanced melanoma

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Immatics’ global, randomized, controlled, multi-center Phase 3 clinical trial, SUPRAME, is currently ongoing to evaluate the efficacy, safety and tolerability of anzu-cel PRAME cell therapy as monotherapy vs. investigator's choice in patients with unresectable or metastatic melanoma who have received prior treatment with a PD-1 immune checkpoint inhibitor. Anzu-cel received FDA Orphan Drug Designation and FDA RMAT designation, which includes all benefits of FDA Breakthrough Therapy Designation.
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SUPRAME is designed to be an adequate and well-controlled clinical trial to generate the data supporting full regulatory approval of anzu-cel.
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The primary endpoint for SUPRAME is blinded independent central review (“BICR”)-assessed (RECIST v1.1) progression-free survival (PFS). Key secondary endpoints include overall survival (OS), objective response rate (ORR), safety and patient-reported outcomes measuring quality of life.
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Enrollment in SUPRAME, currently ongoing in North America and Europe, remains on track to complete required randomizations by year-end to support final analysis for the primary endpoint.
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The aggregate number of PFS events (progressive disease or death) in the SUPRAME trial is occurring more slowly than originally modeled.
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As a result, Immatics intends to replace the previously planned interim and final PFS analyses with a single streamlined final analysis, now based on a lower prespecified number of PFS events while maintaining a robust power of 90% for the primary endpoint.
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At the same time, Immatics intends to increase the statistical power for the secondary endpoint of OS by enrolling approximately 90 additional patients, bringing the total trial size to approximately 450 patients. This aims to further strengthen the commercial product profile of anzu-cel. The increased number of events needed for the final OS analysis has no impact on the timing of the final PFS analysis.
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These planned protocol amendments are based on feedback from the FDA following recent interaction with the agency, with whom Immatics continues to engage.
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The Company expects to disclose topline data from the final PFS analysis in the first half of 2027, followed by a BLA submission in 2027.
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The Company continues to build the commercial infrastructure for the anticipated launch of anzu-cel after obtaining BLA approval.

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Phase 1/2 trial for anzu-cel (IMA203) in previously treated, metastatic melanoma

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Updated Phase 1b clinical data presented at the 2026 ASCO Annual Meeting showed durable anti-tumor activity at longer follow-up in metastatic melanoma, including 56% confirmed ORR, 14.6 months mDOR, 6.1 months mPFS and 16.2 months mOS. The OS rate was 70% at 12 months and 46% at 24 months. Anzu-cel maintained a predictable and manageable tolerability profile. Explorative analyses focusing on predictors of durable response have been accepted for presentation at the ESMO Congress 2026.

Phase 2 cohort for anzu-cel (IMA203) PRAME cell therapy in patients with metastatic uveal melanoma

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A Phase 2 cohort to treat approximately 30 additional patients with metastatic uveal melanoma is ongoing and being conducted at select centers in the U.S. and Germany with expertise in uveal melanoma.
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Data from the ongoing single-arm Phase 1b trial as well as the Phase 2 cohort in metastatic uveal melanoma are intended to support a potential label expansion for anzu-cel following expected initial approval in unresectable or metastatic melanoma.

IMA203CD8 PRAME Cell Therapy – Expansion to All Advanced PRAME Cancers

IMA203CD8 is the Company’s PRAME cell therapy product candidate being developed with the goal of expanding into all advanced PRAME cancers. Given its enhanced pharmacology profile, the Company intends to pursue the clinical development of this product candidate with a tumor-agnostic approach, including gynecologic cancers (ovarian and uterine).

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Updated Phase 1 data in hard-to-treat gynecologic cancers presented at the 2026 ASCO Annual Meeting demonstrated anti-tumor activity at clinically relevant doses, including 63% ORR and 50% confirmed ORR, four complete responses and the longest ongoing response at 12 months. Additional data in synovial sarcoma showed a 67% ORR and 64% confirmed ORR, including one complete response and ongoing responses for up to approximately three years. IMA203CD8 demonstrated a manageable and consistent tolerability profile across patient populations.
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The clinical activity observed to date across tumor types (ovarian carcinoma, uterine cancer, melanoma, synovial sarcoma) with distinct biology and differing levels of PRAME expression supports the broad applicability of IMA203CD8 across solid tumors.
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The Company completed Phase 1a dose escalation as planned in mid-2026.
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Updated Phase 1 data from IMA203CD8 across multiple PRAME-positive solid tumors will be presented at ESMO Congress 2026.
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In addition to its broad expression across more than 50 adult cancer types, PRAME is highly prevalent in multiple pediatric cancers. A case report published in the New England Journal

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of Medicine3 highlights the therapeutic potential of PRAME TCR T-cell therapy in pediatric patients with solid tumors. Immatics intends to support further clinical evaluation in this population by manufacturing and supplying IMA203CD8 PRAME TCR T-cell therapy for the planned investigator-initiated Phase 1/2 PRAMEtime trial at Hopp Children's Cancer Center Heidelberg (KiTZ), Germany.

PRAME Franchise - Bispecifics

IMA402 PRAME Bispecific – Expansion to Earlier-Line PRAME Cancers

To expand the PRAME opportunity to earlier-line PRAME cancers, the Company is developing its off-the-shelf, next-generation, half-life extended TCR bispecific, IMA402, as a monotherapy or in combination with standard of care, with a focus on melanoma and gynecologic cancers. In addition, Immatics is exploring the combination of IMA402 PRAME bispecific with IMA401 MAGEA4/8 bispecific in squamous non-small cell lung cancer (sqNSCLC) and potentially other solid tumor indications.

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IMA402 PRAME bispecific showed clinical proof-of-concept during the Phase 1a dose escalation trial in heavily pre-treated patients with solid tumors, including melanoma and ovarian cancer.
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As part of its strategy to maximize IMA402 opportunity, the Company opened additional Phase 1b cohorts in mid-2026 across both earlier and later treatment lines and is currently evaluating IMA402 as monotherapy and in combination with immune checkpoint inhibitors.
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Phase 1b data from IMA402 at the RP2D range across multiple cancers will be presented at ESMO Congress 2026.
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Based on the initial promising activity of IMA401 in head and neck cancer and sqNSCLC presented at ASCO 2026 and published simultaneously in Nature Medicine, Immatics has initiated a Phase 1b cohort evaluating IMA402 targeting PRAME in combination with IMA401 targeting MAGEA4/8 in sqNSCLC at multiple clinical trial sites. First data from the IMA402/IMA401 combination cohort are expected in 2027.

3 Mair K, et al. N Engl J Med. 2026;395:721-724

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Corporate Development:

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In collaboration, Moderna and Immatics discovered a cancer antigen therapeutic candidate (mRNA-4200) under the Database Program, incorporating targets identified using Immatics’ XPRESIDENT® target discovery and validation platform and its bioinformatics and AI platform XCUBE®. The first patient in the clinical trial sponsored by Moderna was dosed in July, 2026, marking a key clinical milestone and triggering a milestone payment to Immatics.
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Immatics’ General Counsel and Corporate Secretary, Edward Sturchio, has decided to transition out of the Company to pursue other opportunities after more than six years with Immatics. He played a key role in supporting the Company through its transition to a public company and pre-commercial growth stage.
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Effective July 20, 2026, Jim Pepin has been appointed as General Counsel and Corporate Secretary and joined Immatics’ Executive Team. Mr. Pepin brings more than 20 years of legal leadership experience across life sciences and consumer health industries, with expertise spanning public-company governance, compliance, transactions and intellectual property strategy. Most recently, he served as General Counsel of Legend Biotech, a global commercial-stage cell therapy company, and previously served as General Counsel and Corporate Secretary at Aimmune Therapeutics and Nestlé Health Science USA.

Second Quarter 2026 Financial Results

Cash Position: Cash and cash equivalents, as well as other financial assets, total $448.2 million1 (€393.4 million) as of June 30, 2026, compared to $534.7 million1 (€469.3 million) as of December 31, 2025. The decrease is the result of ongoing research and development activities, partially offset by the net proceeds of an at-the-market offering of $24.2 million1 (€21.2 million) as well as changes in net working capital and foreign exchange rate differences.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was $10.4 million1 (€9.1 million) for the three months ended June 30, 2026, compared to $5.4 million1 (€4.7 million) for the three months ended June 30, 2025. The increase is mainly due to a higher level of activity and proportion of costs incurred relative to the overall plan of collaboration activities within the quarter.

Research and Development Expenses: R&D expenses were $71.1 million1 (€62.4 million) for the three months ended June 30, 2026, compared to $51.4 million1 (€45.1 million) for the three months ended June 30, 2025. The increase mainly resulted from costs associated with advancing the product candidates in clinical trials, particularly the SUPRAME trial.

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General and Administrative Expenses: G&A expenses were $15.8 million1 (€13.9 million) for the three months ended June 30, 2026, compared to $14.6 million1 (€12.8 million) for the three months ended June 30, 2025. The increase mainly results from activities in preparation for commercialization.

Net Profit and Loss: Net loss was $71.2 million1 (€62.5 million) for the three months ended June 30, 2026, compared to a net loss of $80.1 million1 (€70.3 million) for the three months ended June 30, 2025. The decrease is mainly driven by unrealized non-cash foreign exchange rate losses during the three months ended June 30, 2025, and to a lesser extent by higher collaboration revenue, partially offset by higher costs associated with the SUPRAME trial in the three months ended June 30, 2026.

Full financial statements can be found in our Report on Form 6-K filed with the Securities and Exchange Commission (SEC) on August 18, 2026, and published on the SEC website under www.sec.gov.

Upcoming Investor Conferences

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Jefferies Global Healthcare Conference, London, United Kingdom – November 16 - 19, 2026

To see the full list of events and presentations, visit: https://investors.immatics.com/events-presentations.

About PRAME

PRAME is a tumor-associated target expressed in more than 50 cancers. Immatics’ PRAME franchise includes multiple product candidates, therapeutic modalities, indications and combination approaches: anzu-cel (anzutresgene autoleucel; IMA203) and IMA203CD8, both PRAME-directed cell therapies, and IMA402, a PRAME-directed bispecific. Combination approaches include IMA402 with immune checkpoint inhibitors, IMA402 with the MAGEA4/8-directed bispecific IMA401, and anzu-cel in combination with Moderna’s PRAME mRNA therapy designed to enhance the cell therapy response.

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates, you can also follow us on LinkedIn and Instagram.

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Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing and outcomes of IND, CTA or BLA filings or commercial launches, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

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For more information, please contact:

Media
Trophic Communications
Phone: +49 151 74416179
immatics@trophic.eu

Immatics N.V.
Jordan Silverstein
Head of Strategy
Phone: +1 346 319-3325
InvestorRelations@immatics.com

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Loss of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands, except per share data)		(Euros in thousands, except per share data)
Revenue from collaboration agreements	9,144	4,737	16,756	23,318
Research and development expenses	(62,411)	(45,106)	(121,597)	(87,014)
General and administrative expenses	(13,937)	(12,780)	(28,450)	(24,847)
Other income	—	22	24	41
Operating result	(67,204)	(53,127)	(133,267)	(88,502)
Change in fair value of liabilities for warrants	—	133	—	1,730
Other financial income	4,802	4,421	13,341	10,685
Other financial expenses	(364)	(22,776)	(602)	(36,113)
Financial result	4,438	(18,222)	12,739	(23,698)
Loss before taxes	(62,766)	(71,349)	(120,528)	(112,200)
Taxes on income	274	1,001	222	1,996
Net loss	(62,492)	(70,348)	(120,306)	(110,204)
Net loss per share:
Basic	(0.46)	(0.58)	(0.89)	(0.91)
Diluted	(0.46)	(0.58)	(0.89)	(0.91)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Loss of Immatics N.V.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	(Euros in thousands)		(Euros in thousands)
Net loss	(62,492)	(70,348)	(120,306)	(110,204)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	1,191	(5,833)	3,066	(8,544)
Total comprehensive loss for the period	(61,301)	(76,181)	(117,240)	(118,748)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	June 30, 2026	December 31, 2025
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	232,459	345,918
Other financial assets	160,891	123,419
Accounts receivables	5,629	6,099
Other current assets	30,213	28,572
Total current assets	429,192	504,008
Non-current assets
Property, plant and equipment	39,981	42,111
Intangible assets	1,562	1,582
Right-of-use assets	11,717	12,786
Other non-current assets	3,283	1,850
Total non-current assets	56,543	58,329
Total assets	485,735	562,337
Liabilities and shareholders’ equity
Current liabilities
Provisions	5,901	—
Accounts payables	33,155	18,832
Deferred revenue	9,567	15,816
Lease liabilities	2,666	2,757
Other current liabilities	5,664	5,607
Total current liabilities	56,953	43,012
Non-current liabilities
Deferred revenue	13,632	18,541
Lease liabilities	11,940	12,878
Deferred tax liabilities	3,585	3,807
Total non-current liabilities	29,157	35,226
Shareholders’ equity
Share capital	1,367	1,341
Share premium	1,310,078	1,277,338
Accumulated deficit	(906,294)	(785,988)
Other reserves	(5,526)	(8,592)
Total shareholders’ equity	399,625	484,099
Total liabilities and shareholders’ equity	485,735	562,337

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Six months ended June 30,
	2026	2025
	(Euros in thousands)
Cash flows from operating activities
Net loss	(120,306)	(110,204)
Taxes on income	(222)	(1,996)
Loss before tax	(120,528)	(112,200)
Adjustments for:
Interest income	(6,867)	(9,719)
Depreciation and amortization	5,777	6,166
Interest expenses	415	493
Equity-settled share-based payment	10,977	8,471
Net foreign exchange differences and expected credit losses	(6,833)	34,241
Change in fair value of liabilities for warrants	—	(1,730)
Loss from disposal of fixed assets	48	40
Changes in:
Decrease in accounts receivables	610	3,894
Increase in other assets	(1,260)	(277)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	9,876	(15,534)
Interest received	7,022	18,012
Interest paid	(415)	(493)
Income tax paid	(1,326)	(5,445)
Income tax refunded	—	820
Net cash used in operating activities	(102,504)	(73,261)
Cash flows from investing activities
Payments for property, plant and equipment	(1,634)	(4,503)
Payments for intangible assets	—	(190)
Proceeds from disposal of property, plant and equipment	27	47
Payments for investments classified in other financial assets	(140,165)	(280,651)
Proceeds from maturity of investments classified in other financial assets	105,535	396,353
Net cash provided by/(used in) investing activities	(36,237)	111,056
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	22,330	9
Transaction costs deducted from equity	(542)	—
Payments of lease liabilities	(1,483)	(1,473)
Net cash provided by/(used in) financing activities	20,305	(1,464)
Net increase/(decrease) in cash and cash equivalents	(118,436)	36,331
Cash and cash equivalents at the beginning of the period	345,918	236,748
Effects of exchange rate changes and expected credit losses on cash and cash equivalents	4,977	(16,444)
Cash and cash equivalents at the end of the period	232,459	256,635

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ Equity of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total share- holders’ equity
Balance as of January 1, 2025	1,216	1,162,136	(589,541)	1,031	574,842
Other comprehensive loss	—	—	—	(8,544)	(8,544)
Net loss	—	—	(110,204)	—	(110,204)
Comprehensive loss for the period	—	—	(110,204)	(8,544)	(118,748)
Equity-settled share-based compensation	—	8,471	—	—	8,471
Share options exercised	—	9	—	—	9
Balance as of June 30, 2025	1,216	1,170,616	(699,745)	(7,513)	464,574
Balance as of January 1, 2026	1,341	1,277,338	(785,988)	(8,592)	484,099
Other comprehensive income	—	—	—	3,066	3,066
Net loss	—	—	(120,306)	—	(120,306)
Comprehensive income/(loss) for the period	—	—	(120,306)	3,066	(117,240)
Equity-settled share-based compensation	—	10,977	—	—	10,977
Share options exercised	1	636	—	—	637
Issue of share capital – net of transaction costs	25	21,127	—	—	21,152
Balance as of June 30, 2026	1,367	1,310,078	(906,294)	(5,526)	399,625

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